82-137

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE [redacted] CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

FOR IMMEDIATE RELEASE

SIX-MONTH OPERATING EARNINGS PER SHARE INCREASE 8.1%

Winnipeg, August 1, 2002 -- Power Corporation of Canada's operating earnings for the first six months of 2002 were $367 million or $1.61 per share, compared with $335 million or $1.49 per share in the corresponding period of 2001. This represents an 8.1 per cent increase on a per share basis, reflecting strong growth in operating earnings at Power Financial Corporation, partly offset by a decrease in results from corporate activities principally as a consequence of lower gains on the disposal of technology securities.

Net earnings for the six-month period ended June 30, 2002 were $366 million or $1.60 per share, compared with $387 million or $1.73 per share during the same period in 2001.

- more -

Net earnings in 2001 included other income of $173 million, consisting primarily of the Corporation's share of Power Financial's other income of $214 million. This was mainly composed of a dilution gain resulting from the issue of common shares by Investors Group in connection with the acquisition of Mackenzie Financial Corporation, partly offset by Power Financial's $33 million share of a restructuring charge related to this acquisition. Other income in 2001 also included net capital gains realized by Power's wholly owned subsidiary, Power Technology Investment Corporation.

Net earnings for the first six months of 2001 also included goodwill amortization of $33 million and a charge of $88 million representing Power Corporation's share of specific charges recorded by Great-West Lifeco Inc. Under revised accounting standards, which took effect on January 1, 2002, goodwill is no longer amortized.

SECOND QUARTER RESULTS

For the quarter ended June 30, 2002, Power Corporation's operating earnings were $196 million or $0.86 per share, compared with $182 million or $0.81 per share in the second quarter of 2001, representing an increase of 6.2 per cent on a per share basis.

Net earnings for the second quarter of 2002 were $195 million or $0.85 per share. This figure includes a charge to other income of $1 million and compares with $224 million or $1.01 per share in the second quarter of 2001. Net earnings for the second quarter of 2001 included goodwill amortization of $21 million, the Corporation's share of specific charges recorded by Lifeco of $88 million, and other income of $151 million.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation reported operating earnings of $534 million or $1.48 per share for the six-month period ended June 30, 2002, compared with $457 million or $1.27 per share for the same period in 2001. This represents a 16.5 per cent increase on a per share basis, primarily reflecting growth in its share of earnings from its subsidiaries and affiliate.

Net earnings for the first six months of 2001 included goodwill amortization of $45 million, Power Financial's share of specific charges recorded by Lifeco of $131 million and other income of a non-recurring nature of $214 million. Under revised accounting standards, which took effect on January 1, 2002, goodwill is no longer amortized. Power Financial had no other income of a non-recurring nature in the first six months of 2002.

Therefore, net earnings were $534 million or $1.48 per share for the six-month period ended June 30, 2002, compared with $495 million or $1.38 per share during the same period last year.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable October 15, 2002 to shareholders of record September 24, 2002 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A payable October 15, 2002 to shareholders of record September 24, 2002.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B payable October 15, 2002 to shareholders of record September 24, 2002.

DIVIDENDS ON PARTICIPATING SHARES

A dividend of 20.625 cents per share was declared on the Participating Preferred and Subordinate Voting Shares payable September 30, 2002 to shareholders of record September 9, 2002.

– 30 –

Attachments: Financial Information (unaudited)

For further information contact: Edward Johnson
Vice-President, General Counsel
and Secretary
Tel: (204) 925-5100
(514) 286-7400

SUMMARY OF FINANCIAL RESULTS

For the six months ended June 30 (in millions of dollars)	**2002**		2001	
	Total[1]	per share	Total[1]	per share
Operating earnings	**367**	**1.61**	335	1.49
Goodwill amortization	-	-	(33)	(0.15)
Share of specific charges	-	-	(88)	(0.40)
Other income	**(1)**	**(0.01)**	173	0.79
Net earnings	**366**	**1.60**	387	1.73

(1) before dividends on preferred shares

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS AS AT

	Millions	
	June 30, 2002	December 31, 2001
Assets		
Cash and cash equivalents	$ 2,516	$ 2,590
Investments		
Shares	2,461	2,237
Bonds	31,921	32,585
Mortgages and other loans	14,945	15,237
Real estate	1,240	1,276
	50,567	51,335
Investment in affiliate, at equity	1,494	1,406
Goodwill and intangibles (Note 2)	5,187	4,930
Future income taxes	346	543
Other assets	7,582	7,926
	$ 67,692	$ 68,730
Liabilities		
Policy liabilities		
Actuarial liabilities	$ 42,935	$ 43,909
Other	3,516	3,690
Deposits and certificates	699	671
Long-term debt	2,503	2,544
Future income taxes	451	313
Other liabilities	5,618	6,034
	55,722	57,161
Non-controlling interests	7,028	6,877
Shareholders' Equity		
Stated capital (Note 3)		
Non-participating shares	405	407
Participating shares	369	360
Retained earnings	3,971	3,700
Foreign currency translation adjustments	197	225
	4,942	4,692
	$ 67,692	$ 68,730

(unaudited)

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF EARNINGS

(in millions, except per share amounts)	For the three months ended June 30 2002	For the three months ended June 30 2001	For the six months ended June 30 2002	For the six months ended June 30 2001
Revenues				
Premium income	$ 2,289	$ 2,661	$ 5,197	$ 5,067
Investment income	942	1,013	1,965	2,000
Fees and media income	1,039	968	2,055	1,799
	4,270	4,642	9,217	8,866
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	2,610	3,006	5,912	5,826
Commissions and operating expenses	1,043	1,082	2,090	2,032
Special charges	-	202	-	202
Interest expense	40	40	80	46
	3,693	4,330	8,082	8,106
	577	312	1,135	760
Share of earnings of affiliate	45	31	46	34
Other income, net (Note 6)	(2)	158	(2)	189
Earnings before income taxes, amortization of goodwill and non-controlling interests	620	501	1,179	983
Income taxes	209	87	401	252
Amortization of goodwill	-	37	-	58
Non-controlling interests	216	153	412	286
Net earnings	$ 195	$ 224	$ 366	$ 387
Earnings per participating share (Note 5)				
Basic	$ 0.85	$ 1.01	$ 1.60	$ 1.73
Diluted	$ 0.84	$ 0.97	$ 1.57	$ 1.68
Earnings before amortization of goodwill per participating share				
Basic	$ 0.85	$ 1.10	$ 1.60	$ 1.88
Diluted	$ 0.84	$ 1.06	$ 1.57	$ 1.83

(unaudited)

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions			
	For the six months ended June 30			
		2002		2001
Retained earnings, beginning of year	$	3,700	$	3,239
Add				
Net earnings		366		387
		4,066		3,626
Deduct				
Dividends				
Non-participating shares		10		6
Participating shares		85		72
Other		-		2
		95		80
Retained earnings, end of period	$	3,971	$	3,546

(unaudited)

POWER CORPORATION OF CANADA

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions			
	For the three months ended June 30		For the six months ended June 30	
	2002	2001	2002	2001
Operating activities				
Net earnings	$ 195	$ 224	$ 366	$ 387
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	(15)	(37)	(128)	536
Decrease (increase) in funds withheld by ceding insurers	140	84	355	(249)
Amortization and depreciation	15	55	27	83
Future income taxes	12	(131)	101	(74)
Non-controlling interests	216	153	412	286
Other	478	211	(417)	(254)
Cash from operating activities	1,041	559	716	715
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	(89)	(59)	(175)	(123)
Non-participating shares	(5)	(3)	(9)	(6)
Participating shares	(46)	(38)	(85)	(71)
	(140)	(100)	(269)	(200)
Issue of subordinate voting shares	4	2	10	4
Repurchase of non-participating shares for cancellation	(1)	(1)	(2)	(2)
Issue of common shares by subsidiaries	8	4	18	10
Issue of preferred shares by subsidiaries	-	360	-	360
Repurchase of common shares by subsidiaries	(37)	(34)	(76)	(66)
Issue of long-term debt, commercial paper and other loans	-	2,047	-	2,182
Repayment of long-term debt, commercial paper and other loans	(243)	(12)	(289)	(59)
Other	19	(26)	29	(29)
	(390)	2,240	(579)	2,200
Investment activities				
Bond sales and maturities	4,895	5,304	10,488	10,087
Mortgage loan repayments	436	786	867	1,519
Sale of shares	-	371	212	670
Change in loans to policyholders	(151)	21	(170)	(231)
Change in repurchase agreements	68	(2)	102	351
Investment in subsidiaries	-	(2,602)	-	(2,602)
Investment in bonds	(5,067)	(5,975)	(10,679)	(10,575)
Investment in mortgage loans	(396)	(447)	(693)	(1,390)
Investment in shares	(387)	(93)	(462)	(537)
Other	71	(16)	124	-
	(531)	(2,653)	(211)	(2,708)
Increase (decrease) in cash and cash equivalents	120	146	(74)	207
Cash and cash equivalents, beginning of period	2,396	2,085	2,590	2,024
Cash and cash equivalents, end of period	$ 2,516	$ 2,231	$ 2,516	$ 2,231

(unaudited)

POWER CORPORATION OF CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at June 30, 2002 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2001, except as noted below.

Goodwill

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3062 - Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed at least annually.

Any impairment loss resulting from the transitional impairment test is to be recorded as a cumulative effect of change in accounting policy and charged to opening retained earnings. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the three months and six months ended June 30, 2002.

Goodwill amortization amounted to $37 million and $58 million respectively for the three months and six months ended June 30, 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

Foreign Currency Translation

On January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 1650 Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income.
This change in accounting policy had no material effect on the financial statements of the Corporation.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Subsidiaries of the Corporation issued stock options during the six-month period ended June 30, 2002. Had the fair value based accounting method been applied to options granted in the period, net earnings and earnings per share would have been similar to reported earnings.

Comparative figures

Certain of 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the first six months is as follows:

Goodwill		
Balance, beginning of period	$	4,861
Reclassification between goodwill and intangible assets		(1,389)
Reclassification between goodwill and future income taxes		216
Other		41
Balance, end of period	$	3,729
Intangible assets		
Balance, beginning of period	$	69
Reclassified from goodwill		1,389
Balance, end of period	$	1,458

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and shareholders portion of acquired future Participating account profits. These are indefinite life intangible assets and are not subject to amortization.

Note 3. Capital Stock and Stock Option Plan

Stated Capital

	Millions	
	June 30, 2002	December 31, 2001
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized - Unlimited number of shares		
Issued - 2002 1,099,878 shares	$ 55	$ 57
Issued - 2001 1,139,878 shares		
Series A First Preferred Shares		
Authorized and issued		
6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued		
8,000,000 shares	200	200
	$ 405	$ 407
Participating shares		
Participating Preferred Shares		
Authorized - Unlimited number of shares		
Issued - 2002 24,427,386 shares	$ 27	$ 27
Issued - 2001 24,427,386 shares		
Subordinate Voting Shares		
Authorized - Unlimited number of shares		
Issued - 2002 197,699,052 shares	342	333
Issued - 2001 196,681,452 shares		
	$ 369	$ 360

Stock Option Plan

Options were outstanding at June 30, 2002 to purchase, until October 21, 2011, 9,192,100 subordinate voting shares at various prices from $9.15625 to $35.325 per share.

Note 4. Segmented information

Information on profit measure

For the three months ended June 30, 2002	Lifeco	Investors	Parjointco	Other	Total
		(in millions of dollars)			
Revenues					
Premium income	2,289				2,289
Net investment income	884	30		28	942
Fees and media income	475	477		87	1,039
	3,648	507		115	4,270
Expenses					
Insurance claims	2,610				2,610
Commissions, other operating expenses	673	270		100	1,043
Interest expense		20		20	40
	3,283	290		120	3,693
	365	217		(5)	577
Share of earnings of affiliate			45		45
Other income - net				(2)	(2)
Earnings before the following:	365	217	45	(7)	620
Income taxes	119	82		8	209
Non-controlling interests	124	83	14	(5)	216
Contribution to consolidated net earnings	122	52	31	(10)	195

Information on profit measure

For the three months ended June 30, 2001	Lifeco	Investors	Parjointco	Other	Total
		(in millions of dollars)			
Revenues					
Premium income	2,661				2,661
Net investment income	940	38		35	1,013
Fees and media income	450	435		83	968
	4,051	473		118	4,642
Expenses					
Insurance claims	3,006				3,006
Commissions, other operating expenses	706	272		104	1,082
Special charges	202				202
Interest expense		24		16	40
	3,914	296		120	4,330
	137	177		(2)	312
Share of earnings of affiliate			31		31
Other income - net		(95)	(5)	258	158
Earnings before the following:	137	82	26	256	501
Income taxes	52	32		3	87
Amortization of goodwill	16	21			37
Non-controlling interests	50	17	8	78	153
Contribution to consolidated net earnings	19	12	18	175	224

(unaudited)

Note 4. Segmented information

Information on profit measure

For the six months ended June 30, 2002	**Lifeco**	**Investors**	**Parjointco**	**Other**	**Total**
		(in millions of dollars)			
Revenues					
Premium income	5,197				5,197
Net investment income	1,826	61		78	1,965
Fees and media income	938	952		165	2,055
	7,961	1,013		243	9,217
Expenses					
Insurance claims	5,912				5,912
Commissions, other operating expenses	1,342	554		194	2,090
Interest expense		40		40	80
	7,254	594		234	8,082
	707	419		9	1,135
Share of earnings of affiliate			46		46
Other income - net				(2)	(2)
Earnings before the following:	707	419	46	7	1,179
Income taxes	223	162		16	401
Non-controlling interests	247	158	15	(8)	412
Contribution to consolidated net earnings	237	99	31	(1)	366

Information on profit measure

For the six months ended June 30, 2001	**Lifeco**	**Investors**	**Parjointco**	**Other**	**Total**
		(in millions of dollars)			
Revenues					
Premium income	5,067				5,067
Net investment income	1,844	62		94	2,000
Fees and media income	929	709		161	1,799
	7,840	771		255	8,866
Expenses					
Insurance claims	5,826				5,826
Commissions, other operating expenses	1,386	454		192	2,032
Special charges	202				202
Interest expense		25		21	46
	7,414	479		213	8,106
	426	292		42	760
Share of earnings of affiliate			34		34
Other income - net		(95)	16	268	189
Earnings before the following:	426	197	50	310	983
Income taxes	148	83		21	252
Amortization of goodwill	32	21		5	58
Non-controlling interests	141	51	16	78	286
Contribution to consolidated net earnings	105	42	34	206	387

Note 5. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

For the six months ended June 30 (in millions of dollars)	2002	2001
Net earnings	366	387
Dividends on non-participating shares	(10)	(6)
Net earnings available to participating shareholders	356	381
Weighted number of participating shares outstanding (millions)		
Basic	221.6	220.6
Exercise of stock options	9.2	10.5
Shares repurchased	(5.1)	(3.8)
Weighted number of participating shares outstanding (denominator) (millions)		
Diluted	225.7	227.3

For the three months ended June 30 (in millions of dollars)	2002	2001
Net earnings	195	224
Dividends on non-participating shares	(5)	(3)
Net earnings available to participating shareholders	190	221
Weighted number of participating shares outstanding (millions)		
Basic	221.8	220.8
Exercise of stock options	9.2	10.5
Shares repurchased	(5.0)	(3.8)
Weighted number of participating shares outstanding (denominator) (millions)		
Diluted	226.0	227.5

(unaudited)

Note 6. Other income, net

(in millions of dollars)	For the three months ended June 30 2002	For the three months ended June 30 2001	For the six months ended June 30 2002	For the six months ended June 30 2001
Share of Pargesa gains		(5)		16
Gain resulting from the dilution of the Corporation's interest in Investors Group		231		231
Restructuring costs		(95)		(95)
Other	(2)	27	(2)	37
	(2)	158	(2)	189

Note 7. Subsequent Events

In July 2002, Power Financial Corporation redeemed all of its outstanding Variable Rate Exchangeable Debentures due April 30, 2014. The holders of the Exchangeable Debentures elected to receive shares of BCE Inc. ("BCE") and Nortel Networks Corporation ("Nortel") in lieu of the cash redemption proceeds to which they would have otherwise been entitled. As a result Power Financial Corporation will no longer hold BCE and Nortel shares.

On July 16, 2002, Power Financial Corporation proceeded with the issue of 6,000,000 Non-Cumulative First Preferred Shares, Series F, carrying a 5.90% annual dividend, for proceeds of $150 million.